Exhibit 99.1

July 7, 2010

Mr. Charles D. Kissner
Chairman and Chief Executive Officer
Aviat Networks Inc.
5200 Great America Parkway
Santa Clara, CA  95054

CC:	Aviat Networks Board of Directors
Thomas L. Cronan III, Chief Financial Officer

Dear Chuck:

As reported this morning in a 13D filing with the Securities and Exchange Commission, Ramius Value and Opportunity Advisors LLC, a subsidiary of Ramius LLC, and certain of its affiliates (collectively, “Ramius”) owns approximately 6.2% of the shares outstanding of Aviat Networks Inc. (“Aviat” or the “Company”), making us one of the Company’s largest shareholders.  As we have outlined below, we believe that Aviat is deeply undervalued and significant opportunities exist to improve the operating performance of the Company based on actions within the control of management and the Board of Directors (the “Board”).  Over the past several months, we have had in-depth discussions with the Company’s former Chief Executive Officer, Harald Braun, as well as the Company’s Chief Financial Officer, Tom Cronan, regarding our concerns about the deteriorating financial performance of the Company and the lack of action to adjust operating expenses in-line with the Company’s current business prospects.  We look forward to continuing these discussions with you and expect that swift actions will be taken to address these concerns and unlock shareholder value.

At the current time, the public market is attributing almost no value for the operating business at Aviat.  As depicted in the table below, the Company ended the last quarter with approximately $390 million of current assets including assets such as cash and cash equivalents, accounts receivables, and inventory.  After subtracting the total liabilities of the Company from this amount, the Company is left with nearly $200 million of net current assets, or $3.35 per share.  We believe this methodology provides for a fair assessment of the potential liquidation value of the Company’s balance sheet.  The current stock price of $3.46 represents a mere 3.3% premium to this value clearly indicating that the public market is attributing essentially no value for the Company’s operating business. This analysis does not even take into account the value of Aviat’s long-term assets of $61 million, or $1.02 per share, which, when added to net current assets of $3.35 per share, equates to tangible book value of $4.37 per share.

We believe the current market price reflects a lack of confidence in the business strategy at Aviat.  Over the past two years since FY 2008, revenues have declined by over $200 million.  Yet, as shown in the table below, operating expenses have actually increased over the period by approximately $3 million.  This has resulted in nearly a 70% decline in Adjusted EBITDA in just the past two years.

Aviat has taken little action, to date, to adjust the cost structure in-line with current business prospects.  In fact, the Company has publicly stated that the current cost structure is designed to achieve a target operating margin of 10% only if quarterly revenues reach $150 million.  For each of the past three quarters, revenues have been approximately $120 million and revenue guidance for 4Q 2010 is in a range of $120 million to $130 million.

Based on our research and analysis, we believe a significant opportunity exists to adjust the cost structure of Aviat to achieve acceptable operating margins even at the current revenue run rate.  This can be achieved by re-focusing the Company on its core wireless backhaul and private network businesses and de-emphasizing growth investments in non-core product lines such as WiMAX.  Our estimates indicate that the Company is currently spending between $15 million and $20 million per year on the WiMAX initiative.  To date, the Company has recognized negligible revenues from this business making it a substantial drain on Company resources.

Additionally, the Company has made substantial investments in sales and marketing and research and development to drive penetration into new geographic markets.  We believe the Company should focus its resources on markets where it has substantial penetration, a large installed base, and a stable pricing environment.  In other non-core markets the Company should look for opportunities to utilize distribution partners or exit.

Even if you assume that the Company can only reach 50% to 75% of its target operating margin of 10% due to lower revenue levels and less absorption of overhead costs, the results still imply that Aviat is significantly undervalued.  As demonstrated in the table below, at an annualized revenue run rate of $120 million per quarter and a 5.0% to 7.5% operating margin, Aviat would be trading at an Enterprise Value / EBITDA multiple of between 1.3x and 1.6x.  The two closest public competitors, Ceragon Networks Ltd. (CRNT) and DragonWave Inc. (DRWI), currently trade at Enterprise Value / forward EBITDA multiples of 6.5x and 3.5x, respectively.

We believe this analysis clearly demonstrates that with prudent cost management, Aviat has the potential to generate substantial earnings and cash flow implying an extremely low valuation both on an absolute basis and relative to its peers.  To that end, we urge management and the Board to focus its attention on driving cost improvements by re-focusing on the Company’s core businesses.

We greatly appreciate the time that Mr. Braun and Mr. Cronan have spent with us over the past several months and look forward to having an active and productive dialogue with you going forward.  As one of the largest shareholders of Aviat, we have a strong vested interest in the performance of the Company and hope to work constructively with management and the Board to unlock value for all shareholders.

Best Regards,

Peter A. Feld	Jeffrey C. Smith
Ramius LLC	Ramius LLC